EXHIBIT 3.1.2

CERTIFICATE OF AMENDMENT

to the

Amended and Restated Certificate of Incorporation

of

SMTC Corporation

SMTC Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of the Corporation has duly adopted a resolution, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth an amendment to the Amended and Restated Certificate of Incorporation of this Corporation and declaring said amendment to be advisable;

SECOND: That the stockholders of the Corporation have duly approved said amendment by the required vote of such stockholders, such required vote being a majority of the outstanding shares of the Common Stock, adopted at an annual meeting of the stockholders of the Corporation duly called and held in accordance with the requirements of Section 222 of the General Corporation Law of the State of Delaware, such approval being in accordance with the terms of the Amended and Restated Certificate of Incorporation and Section 242 of the General Corporation Law of the State of Delaware;

THIRD: That the first paragraph of Article Fourth of the Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 31,000,000 shares, consisting of (i) 26,000,000 shares of common stock, $0.01 par value per share (“Common Stock”), and (ii) 5,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”).”

FOURTH: That the Amended and Restated Certificate of Incorporation is hereby further amended by adding the following provision to the end of Article Fourth:

“3. Stock Split. As of 12:01 A.M. (Eastern Time) on October 4, 2004 (the “Effective Time”), each issued and outstanding share of the Corporation’s Common Stock (the “Pre-Split Common Stock”) shall automatically and without any action on the part of the holder thereof be reclassified as and reduced to one-fifth (1/5) of a share of Common Stock (such reduction of shares designated as the “Reverse Stock Split”). The par value of the Corporation’s Common Stock following the Reverse Stock Split shall remain $0.01 per share. Each holder of a certificate or certificates of Pre-Split Common Stock shall be entitled to receive, upon surrender of such certificates to the Corporation’s transfer agent for cancellation, a new certificate or certificates for a number of shares equal to such holder’s Pre-Split Common Stock divided by five, with any fraction resulting from such division rounded down to the nearest whole number (in each case, such fraction, if any, being a “Fractional Share”). No Fractional Shares will be issued for Pre-Split Common Stock in connection with the Reverse Stock Split. Each holder of Pre-Split Common Stock at the Effective Time who would otherwise be entitled to a Fractional Share shall, in lieu thereof, receive a cash payment equal to a) the Fractional Share multiplied by b) the product of (i) the average of the closing bid prices of the Common Stock as reported on The Nasdaq National Market or other principal market of the Common Stock during each of the five (5) trading days preceding the date of the Effective Time and (ii) five (5).”

FIFTH: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation shall be effective as of 12:01 A.M. (Eastern Time) on October 4, 2004 in accordance with the provisions of Section 103(d) of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed on this 30th day of September, 2004.

SMTC CORPORATION

By:	/s/ John Caldwell
Name:	John Caldwell
Title:	President